

_By Electronic Mail_

April 4, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     SSGA Active Trust
        Issuer CIK:      0001516212
        Issuer File Number:     333-173276/811-22542
        Form Type:      8-A12B
        Filing Date:     April 4, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated March 22, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- SPDR® Nuveen Municipal Bond ESG ETF (MBNE)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (913) 815-7024.  Your assistance is greatly appreciated.

Sincerely,

_Bianca Stodden_

Bianca Stodden
Senior Analyst, Listing Qualifications